January 13, 2006

Mr. Daniel L. Gordon

Branch Chief

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	ManTech International Corporation
Form 10-K for the year ended December 31, 2004
Filed 03/16/05
File No. 000-49604

Dear Mr. Gordon:

On behalf of ManTech International Corp. (the “Company”), this responds to your comment letter dated December 5, 2005, regarding the Company’s Annual Report on Form 10-K for the year ended December 31, 2004. Each of your comments is set forth below, followed by the Company’s related response.

Item 7. Management’s Discussion and Analysis of Financial Condition and results of Operations

Liquidity and Capital Resources

Contractual Obligations, page 30

Comment 1

We note that you have not included an amount for other long-term liabilities in your table of contractual obligations despite a $5.8 million balance in this line item on your consolidated balance sheet. Please confirm to us that you will revise the table of contractual obligations in future filings to include all obligations and long-term liabilities as required by Item 303(a)(5) of Regulation S-K.

Securities and Exchange Commission

January 13, 2006

Response 1

The Company confirms that in future filings, we will include in the table of contractual obligations all obligations and long-term liabilities as required by Item 303(a)(5) of Regulation S-K.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 42

Comment 2

We note that in certain circumstances revenues are recognized before contract amendments have been finalized. Please advise us in what circumstances you would recognize revenue on the unexecuted portion of a contract and how you determine that all revenue recognition criteria related to that contract have been met.

Response 2

The Company provides a broad array of information technology and technical services solutions under contracts with the U.S. government, state and local governments, and commercial customers. Revenues from the U.S. government under prime contracts and subcontracts, as compared to total contract revenues, were approximately 98% for the year ended December 31, 2004. As part of its delivery of services to the U.S. government customers, the Company signs long-term contracts that often, by their nature, require modification. At the customer’s request, the Company will continue to deliver goods and services, and recognize revenue when a contract amendment or modification has been agreed to in principal, but not been finalized in writing. Modifications may occur in connection with the extensions of the contract period of performance (contract extensions and the exercise of contract options); the provision of funding by the U.S. government customer resulting from the government appropriations and approval processes within a U.S. government agency; or by the expansion of requirements under an existing contract (adjustments to a statement of work or engineering change proposals). The Company’s accounting for these modifications was consistent with the criteria set forth in paragraph 64 of AICPA SOP81-1 and the Company concluded that such modifications should be treated as change orders on the original contracts.

Under the scenarios and other circumstances described below, the Company will recognize revenue on a contract when it has delivered services, products, or solutions on a contract prior to a contract modification or amendment being finalized by our U.S. government customers. A significant portion of contracts for which revenues are recorded in advance of a written modification involve timing issues where the receipt of a contract extension or additional funding is delayed due to the length of time required by U.S. government agencies to complete

Securities and Exchange Commission

January 13, 2006

the requisite procedures (i.e., change orders as mentioned in the preceding paragraph). In such cases, it is the Company’s experience for customers to request the Company to continue delivery of services while the modification or amendment is prepared. If the Company agrees to continue work, revenues are recorded in advance of contract modification or amendment if they are supported by at least verbal authorization by a government official, agreement between the parties, and sufficient written documentation within the underlying contract to support the terms of that agreement.

The following scenarios describe the circumstances in which the Company recognizes revenue on the unexecuted portion of a contract:

•	Scenario # 1 (Change Order or Modification for Scope) – Where a customer has expressed an intention to exercise an option to extend the period of performance or increase the scope of work on a current contract and the customer has requested that the Company begin the corresponding work before a contract option agreement has been executed by both parties.

•	Scenario # 2 (Change Order or Modification for Funding) – Funding for some of the Company’s contracts is granted on a periodic basis, or in increments (such as monthly, quarterly or annually). On some occasions, the administrative paper work necessary to fund the contract may not be timely. Notwithstanding the foregoing, our U.S. government customer may request that the Company continue its support under the contract.

In the circumstances of Scenarios #1 and #2, the Company recognizes revenues 1) when the Company has received the request to begin the corresponding work verbally or in writing and all material terms for the provision of services pursuant to such option or modification have been included in the original contract; 2) when services have been performed and/or goods have been delivered; 3) when the contractual terms (cost-plus-fixed-fee, cost-plus-award-fee, firm-fixed-price, or time-and materials) are established in the existing underlying contract document; and 4) collection is probable. Historically the Company has not had collection issues associated with revenues recorded in excess of estimated contract value or pending additional funding from our government customers.

Accordingly, the Company relies on historical results and current conditions to assess the probability of the continuation of work, placement of funding, and amount of revenue to be recognized. The Company considers its approach to be consistent with Paragraph 61 of AICPA SOP81-1 which states that, “Contract revenue and cost should be adjusted to reflect change orders approved by the customer and the contractor regarding both scope and price” and Paragraph 62c of AICPA SOP81-1 which states that, “If it is probable that the contract price will be adjusted by an amount that exceeds the costs attributable to the change order and the amount of the excess can be reliably estimated, the original contract price should also be adjusted for that amount when the costs are recognized as costs of contract performance if its realization is probable.”

Securities and Exchange Commission

January 13, 2006

•	Scenario #3(Award Fees) – The Company has long-term cost reimbursable contracts with U.S. government entities that provide for reimbursement of allowable or otherwise defined cost incurred, plus a fee that represents profit. Some of the fees are referred to as award fees. Award fees are based on performance criteria such as quality, timeliness and cost-effectiveness. The amount of the award fee can be based upon subjective evaluation by the government of the Company’s performance judged in light of criteria set forth in the contract. These awards are granted on a time-table such as quarterly, semi-annually, and annually. Revenues for such contracts are recognized as costs are incurred and include an estimate of applicable fees earned. The Company considers performance-based fees, including award fees, under any contract type to be earned when the Company has demonstrable results of performance goals, based upon historical experience, or we receive contractual notification from a client that the fee has been earned. For these long-term cost reimbursable contracts with award fees, the Company recognizes a portion of the fee based on an estimated percentage of completion in accordance with paragraphs 23 and 54 of AICPA SOP 81-1. Paragraph 54 of AICPA SOP 81-1 states “The major factors that must be considered in determining total estimated revenue include the basic contract price, contract options, change orders, claims, and contract provisions for penalties and incentive payments, including award fees and performance incentives.”

In Scenario #3, the Company recognizes revenue when 1) all material terms for the provision of services including terms for performance based award-fees have been included in the original contract, contract options, or contract modifications; 2) as costs are incurred for the services performed and/or goods delivered based on the percentage of completion method; 3) award fee amounts and performance criteria are included in the original contract, contract options, or contract modifications. The Company is able to determine dependable estimates based upon contract-specific historical award experience from performance based award fees, actual performance on the contract and customer feedback; and 4) collection is probable. Historically the Company has not had collection issues associated with revenues recorded from performance based award-fees on U.S. government contracts. Based on these criteria, the Company believes it is able to make reasonably dependable estimates of incentives or award fees to consider them in determining total estimated contract revenue.

Note 7. Goodwill and Other Intangibles, page 49

Comment 3

You disclose that you acquired certain assets from ACS in 2004 for a total of $8 million. $5 million of the total purchase price was allocated to goodwill, which implies that this transaction was a business acquisition. In this regard, please advise us how the assets acquired from ACS constitute a business as defined in EITF 98-3. If the assets acquired from ACS do not constitute a business, please advise us of your basis in GAAP for allocating a portion of the purchase price to goodwill.

Securities and Exchange Commission

January 13, 2006

Response 3

The Company’s purchase of assets from ACS was a purchase of a self-sustaining integrated set of activities conducted and managed for the purpose of providing a return to investors. The business acquired consisted of inputs, processes applied to those inputs, and resulting outputs used to generate revenue. EITF 98-3 provides that for a transferred set of activities and assets to be a business, it must contain all of the inputs and processes necessary for it to continue to conduct normal operations following the transfer, including the ability to sustain a revenue stream by providing its outputs to customers. The Company evaluated the elements necessary for the transferred ACS business to continue to conduct normal operations, in accordance with the guidance set forth in EITF 98-3, and concluded that the set of activities and assets acquired from ACS was a business. In reaching it conclusion that the transferred set of assets is a business, the Company references the following assessment made in accordance with Paragraph 6 of EITF 98-3:

Step 1 – The transferred sets acquired by the Company included the following elements:

a.	Long-lived assets: Computer equipment, leased equipment, and commercially-available software supporting the acquired operations. A lease of real property related to the rental of office space supporting the acquired operation

b.	Intellectual property: customer contracts and relationships, customer lists, internally developed management tools.

c.	Ability to obtain access to necessary materials and rights: approximately 50 subcontractor agreements with various companies supporting the acquired operations, Customer access rights and supporting facility and personnel clearances

d.	Employees: Approximately 150 employees including senior executives; program managers; systems engineers; and employees providing related services to key customers; as well as employees that are involved with business development, supporting human resource functions, accounting and finance functions, and contract functions.

e.	Processes: existing systems, standards, protocols and rules; processes related to contract management, business development; human resource matters such as hiring; and processes related to delivering services to the customer.

f.	Outputs: 21 contractual agreements with multiple option periods to deliver services to various customers to include the U.S. Air Force and the North Atlantic Treaty Organization (NATO); customer lists both present and future, relationships with both current and former customers

Step 2 – The transferred set did not include the following elements:

a.	Accounting processes and payroll systems

b.	Carry-forward of employee health and life insurances

Securities and Exchange Commission

January 13, 2006

Step 3 – Assessment of missing elements

Although accounting and payroll systems and certain employee insurance policies are necessary to conduct activities and attract talent, the Company concluded that the missing elements taken as a whole are minor because they could be obtained with relative ease and without significant cost.

Based upon the analysis performed by the Company it was determined that the missing elements were considered minor; therefore the set of activities and assets transferred from ACS was a business.

Comment 4

Please tell us how the acquisition of ACS resulted in a reduction of amortization expense in the third quarter of 2004, considering that you purchased additional intangible assets that are subject to amortization.

Response 4

The allocation of purchase price for the acquisition of ACS and the initial amortization expense were based on preliminary estimates prepared by management. During the third quarter of 2004, management finalized its allocation to identified intangible assets and made the necessary adjustments to reflect the appropriate allocation of purchase price, and an adjustment was applied to refine the previously estimated amortization expense based on the final asset values. This cumulative adjustment was approximately a $673 thousand reduction of amortization expense from purchase date.

Note 12. Investments, page 58

Comment 5

Please advise us why the investment in GSE Systems, Inc. remains on your balance sheet subsequent to the sale of all equity interests in this company. Please revise your financial statements as necessary.

Response 5

The investment in GSE Systems relates to warrants received, which are still retained by the Company subsequent to the Company’s sale of its equity interest in GSE, for consideration of two financial guarantees (ref. Footnote 13 Financial Guarantees in our report 10-K) recorded under FIN 45: Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. Pursuant to paragraph 11 c. of FIN 45, the guarantee was issued in conjunction with a venture accounted for under the equity method;

Securities and Exchange Commission

January 13, 2006

therefore, the recognition of the liability for the guarantee resulted in an increase to the carrying amount of the investment. The financial guarantees were issued by the Company on behalf of GSE Systems prior to the Company’s sale of its equity interest in GSE and a $650 thousand dollar note receivable from GSE which occurred on October 21, 2003. Prior to the sale of the Company’s investments in GSE, the Company held common and preferred stock in GSE and accounted for this investment using the equity method.

Note 15. Acquisitions, page 60

Comment 6

We note that you have allocated a significant portion of the purchase price of recent acquisitions to goodwill. Pursuant to paragraph 51(b) of SFAS 141, disclose the primary reasons for each acquisition, including a description of the factors that contributed to a purchase price that resulted in goodwill. This comment was previously issued in connection with the review of your Form 10-K for the year ended December 31, 2003, but it does not appear that your footnote has been revised to comply with our comment.

Response 6

In the Company’s October 25, 2004 letter to the SEC responding to the SEC’s review of the Company’s Form 10-K for the year ended December 31, 2003, the Company stated its intent to add these disclosures for all new acquisitions. Accordingly, in note 7. Goodwill and Other Intangibles to the Company’s Form 10-K for the year ended December 31, 2004, the Company noted that “Recognition of Goodwill is largely attributed to the highly-skilled employees…”. However, the Company will supplement this disclosure for new acquisitions by including this disclosure for all acquisitions that are disclosed in our Form 10-K for the year ended December 31, 2005.

In connection with our responses to your comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or further comments, please direct them to the undersigned at (703) 218-6362.

Securities and Exchange Commission

January 13, 2006

Sincerely,

ManTech International Corporation

/s/ Kevin Phillips
By: Kevin Phillips
Chief Financial Officer